THEMAVEN, INC.

200 Vesey Street

24th Floor

New York, New York 10281

February 1, 2022

VIA EDGAR TRANSMISSION

Kyle Wiley

Staff Attorney

Joshua Shainess

Legal Branch Chief

Office of Technology

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	theMaven, Inc.
Registration Statement on Form S-1
File No. 333-262111

Ladies and Gentlemen:

theMaven, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Company’s Registration Statement on Form S-1, as amended by Pre-Effective Amendment No. 1 (File No. 333-262111) (the “Registration Statement”) be declared effective under the Securities Act at 4:00 P.M., Eastern Time, on Thursday, February 3, 2022, or as soon thereafter as practicable. We are aware of our filing obligations under the Securities Act and intend fully to comply therewith. We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Please contact the undersigned or Jeffrey P. Berg at 213-309-4030 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

THEMAVEN, INC.

By:	/s/ Ross Levinsohn
Ross Levinsohn
Chief Executive Officer